Room 4561

September 13, 2006

Mr. George Samenuk
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re: McAfee, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Form 8-K Filed February 9, 2006**
> **Form 8-K Filed February 17, 2006**
> **Form 8-K Filed April 27, 2006**
> **Form 8-K Filed May 23, 2006**
> **Form 8-K Filed May 30, 2006**
> **Form 8-K Filed June 9, 2006**
> **Form 8-K Filed July 27, 2006**
> **Form 8-K Filed July 27, 2006**
> **File No. 001-31216**

Dear Mr. Samenuk:

We have reviewed your response letter dated August 16, 2006 in addition to the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 9, 2006, Form 8-K filed February 17, 2006, Form 8-K filed
April 27, 2006 and Form 8-K filed July 27, 2006

1.   We note your response to our prior comment no. 3 and your proposed disclosures
        in Attachments A and B. Your reconciliation of GAAP to non-GAAP financial
        measures in Attachment A includes net revenue and gross profit information.
        Your disclosures regarding non-GAAP financial measures, however, do not
        address these items. If you believe these financial measures are necessary, then
        please revise to include a discussion of their usefulness. Alternatively, revise
        your reconciliation of GAAP to non-GAAP financial measures to remove this
        information.

Form 8-K filed on May 25, 2006, Form 8-K filed on May 30, 2006, Form 8-K filed on
June 9, 2006 and Form 8-K filed on July 27, 2006

2.   We note your response to our previous comment no. 5 where you indicate that
        according to paragraph 12, loss contingencies that have a remote possibility of
        occurring should only be disclosed if they are characteristic of guarantees. Please
        note that the disclosure requirements of paragraph 12 are not limited to
        guarantees. Accordingly, we would expect to see a discussion of the potential
        impact on the qualification of the Company's stock option plan; the potential for
        litigation by the option holders, and the potential for legal actions by IRS or any
        other regulatory authority in your next Form 10-Q even though the possibility
        may be remote.

3.   We further note that the Company's investigation with regards to your stock
        option activities remains ongoing. We will continue to review your current
        Exchange Act filings until such time as your investigation is complete and your
        financial statements have been restated, as necessary. Therefore, we ask that you
        keep the Staff informed of the status of your investigation and the potential for
        any restatements to your financial statements.

                                    ****

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding these comments.

Very truly yours,

Kathleen Collins
Accounting Branch Chief